NO ACT

PE
1-9-11



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561




11005610

January 12, 2011

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-12-11

Re: Textron Inc.
Incoming letter dated January 9, 2011

Dear Mr. Chevedden:

This is in response to your letter dated January 9, 2011 concerning the shareholder proposal submitted to Textron by Kenneth Steiner. On January 5, 2011, we issued our response expressing our informal view that Textron could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

January 9, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

2 Rule 14a-8 Proposal
Textron Inc. (TXT)
Special Meeting Topic at 10%
Kenneth Steiner

Ladies and Gentlemen:

This further responds to the December 21, 2010 request to block this rule 14a-8 proposal for owners of 10% of shares to call a special meeting by setting up only one shareholder vote to cover a number of topics. The company had no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

Rule 14a-4(a)(3) provides that the form of proxy "shall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."

Rule 14a-4(b)(1) states (emphasis added):
Rule 14a-4 -- Requirements as to Proxy ...
b. 1. Means shall be provided in the form of proxy whereby the person solicited is *afforded an opportunity to specify by boxes a choice between approval or disapproval of, or abstention with respect to each separate matter referred to therein as intended to be acted upon ...*

The company does not explain why it only plans to submit one proposal when there are multiple, separate positive and negative issues for shareholders to consider. The separate issues involved include at least:

1) Do shareholders approve a shareholder right to call a special meeting?
2) Do shareholders approve 10% or 25% of shareholders to be able to call a special meeting?
3) Negative: Do shareholders approve an unnecessary and delaying shareholder vote regarding a shareholder right to call a special meeting in response to a shareholder proposal when the company can adopt this provision without a shareholder vote and a shareholder vote will delay implementation?
4) Negative: Do shareholders approve the principle of using an unnecessary shareholder vote at our company as a tool to scuttle a shareholder opportunity to vote on a more effective shareholder proposal on the same topic?

It would present alternative and conflicting decisions (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to cover these positive and negative separate issues.

One at least partial potential remedy would be to give shareholders the opportunity to vote in one proposal on choosing 10% or 25% of shareholders to be able to call a special meeting, like the attachment involving another topic, which may be used frequently in 2011.

The company had no intention of introducing this topic for a shareholder vote until the rule 14a-8 proposal was submitted.

This no-action request cannot be reconciled with *Cypress Semiconductor Corp.* (March 11, 1998) and *Genzyme Corp.* (March 20, 2007). In those two cases the staff refused to exclude golden parachute and board diversity proposals respectively, even though there appeared to be a direct conflict as to the content of the proposals. The reason was that the respective companies appeared in each case to put forward the management proposal as a device to exclude the shareholder proposal.

There have been previous cases of shareholder concern regarding the use of Rule 14a-8(i)(9) to scuttle shareholder proposals. Proponent's counsel have argued that, construing the (i)(9) exclusion to knock out shareholder proposals would have a pernicious effect on corporate governance. Shareholder resolutions are filed months in advance of an annual meeting. If a company wants to eliminate a proposal it considers inconvenient and yet is otherwise valid under state law and Rule 14a-8, the company would merely draft its own proposal on the same subject, no matter how weak, and claim that there is a "conflict." The result would be to abridge a valuable right that shareholders now enjoy under state law.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy. It would present alternative and conflicting decisions (the same words used in recent no action decisions) for the stockholders to vote on only one proposal to cover these positive and negative separate issues.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Jayne Donegan <JMDonegan@Textron.com>